XIX. CODE OF ETHICS

(Section 204a and Rule 204A-1)

A. Code of Conduct

     The Firm has established this Code of Ethics (the “Code”) pursuant to Rule 204A-1 of the Investment Advisers Act of 1940, as amended (the “Advisers Act”). As an investment adviser, the Firm has an undivided duty of loyalty to act solely in the best interests of its clients, an obligation which includes the responsibility to make full and fair disclosure of all material facts, especially where the Firm’s interests may conflict with those of its clients. In carrying on its daily affairs, the Firm and all employees , shall act in a fair, lawful and ethical manner, in accordance with the rules and regulations imposed by the Firm’s governing regulatory authority (e.g., United States Securities and Exchange Commission, state bureau of securities, etc.).

     All Firm employees must review this Code, as well as the Firm’s internal policies and procedures, in an effort to be aware of their responsibilities pertaining to client service. To the extent that any term within the Firm’s Compliance Manual, or any other Firm policy, is inconsistent with any term contained within this Code, the Code shall control. Any violation of this Code or any other Firm policy and/or procedure shall be subject to the Firm’s disciplinary procedures, which may include termination of employment.

B. Scope of the Code

     The terms of this Code apply to all of the Firm’s employees and sets forth the standard of conduct by which each individual must carry out his/her respective obligations. Specifically, this document presents the Firm’s fundamental standard of conduct and shall address issues pertaining to:

  Privacy of Client Non-Public Personal Information (See Section IX of this Manual);
  Insider Trading;
  Personal Securities Transactions;
  Receipt of Gifts;
  Political Contributions.

     As discussed in paragraph E below, the rules on the issue of reporting securities transactions pertain to the securities accounts in which any Firm employee has any direct or indirect beneficial interest. Of particular concern (but not exclusive) are securities in which client assets may be invested, including stocks, options, futures and options on futures, but generally not those which are excluded from the definition of “reportable securities” (e.g. bankers’ acceptances, bank certificates of deposit, commercial paper, shares of unaffiliated registered open-end investment companies, etc.) (see definition section below).

C. Standards of Business Conduct

     All Firm employees shall act in accordance with the requirements of the Advisers Act, which sets forth numerous policies and procedures pertaining to the Firm’s advisory business. The Firm, as a fiduciary, has an obligation to act consistent with the Advisers Act, but to also place the clients’ interests above those of the advisory firm. To that end, all employees should avoid conflicts of interest that could compromise the advisory firm’s ability to act in the clients’ best interests. For example, the Firm has determined that employees P should not accept inappropriate cash or gifts from any client, service provider or other third party. Such an activity by an employee, in addition to any proposed outside business activity (see Section XXVI), are subject to pre-approval by the Chief Compliance Officer.

     In a similar vein, it shall be against Firm policy for any employee to use the mails or any means or instrumentality of interstate commerce:

(i)	to employ any device, scheme, or artifice to defraud a client or prospective client;
(ii)	to engage in any transaction, practice, or course of business which defrauds or deceives a client or prospective client;

(iii) to knowingly sell any security to or purchase any security from a client when acting as principal for his or her own account, or to knowingly effect a purchase or sale of a security for a client’s account when also acting as broker for the person on the other side of the transaction, without disclosing to the client in writing before the completion of the transaction the capacity in which the adviser is acting and obtaining the client’s consent to the transaction; and (iv) to engage in fraudulent, deceptive or manipulative practices.

     The Firm is aware of concerns surrounding nonpublic information, specifically in the areas of client service and securities trading. The Firm’s standard of business conduct relative to client nonpublic personal information is consistent with the terms of Regulation S-P, in that it has established a Privacy Program that includes the delivery to all prospective and current clients a Privacy Notice detailing the framework within which client information is secured, as well as an internal Privacy Policy to be reviewed and executed by all Firm employees. The Privacy Policy and Notice create appropriate standards for the security of client personal information, and detail the framework within which client information is secured (see Section IX for additional information on the Firm’s privacy initiatives).

     As it relates to nonpublic information in the securities trading area, the Firm’s standard of business conduct focuses upon non-disclosure. No person associated with the Firm shall disclose “material nonpublic” (see definition below) information about a company or about the market for that company’s securities: (a) to any person except to the extent necessary to carry out the Firm’s legitimate business obligations, or (b) in circumstances in which the information is likely to be used for unlawful trading. No Firm employee who is in possession of material nonpublic information about a company, or about the market for that company’s securities, is permitted to purchase or sell those securities until the information becomes public and sufficient time has passed such that the market would have already reacted.

     Finally, it is, and always has been, the policy of the Firm that it and all employees comply with the aforementioned standards and to recognize that the Firm has a fiduciary obligation towards its clients. Employees should be fully aware of the high value the Firm has placed and continues to place on the adherence by all employees to ethical conduct at all times, and all employees are urged to comply not only with the letter of their respective fiduciary duties, but also to the ideals of the Firm. In addition, all employees are required to comply with those federal securities laws which apply to the business of the Firm, and your execution of the Annual Acknowledgment of the Policies and Procedures, constitutes your agreement that you have complied, and will continue to comply, with such applicable laws. For purposes of this paragraph, “federal securities laws” means the Securities Act of 1933 (15 U.S.C. 77a-aa), the Securities Exchange Act of 1934 (15 U.S.C. 78a — mm), the Sarbanes-Oxley Act of 2002 (Pub. L. 107-204, 116 Stat.

745 (2002)), the Investment Company Act of 1940 (15 U.S.C. 80a), the Investment Advisers Act of 1940 (15

U.S.C. 80b), Title V of the Gramm-Leach-Bliley Act (Pub. L. No. 106-102, 113 Stat. 1338 (1999)), any rules adopted by the Commission under any of these statutes, the Bank Secrecy Act (31 U.S.C. 5311 — 5314; 5316 — 5332) as it applies to funds and investment advisers, and any rules adopted thereunder by the SEC or the Department of the Treasury.

D. Insider Trading

     The securities laws prohibit trading by a person while in the possession of material nonpublic information about a company or about the market for that company’s securities. The securities laws also prohibit a person who is in possession of material nonpublic information from communicating any such information to others.

     Section 204A of the Act requires that investment advisers maintain and enforce written policies reasonably designed to prevent the misuse of material nonpublic information by the investment adviser or any person associated with the investment adviser.

     Insider trading violations are likely to result in harsh consequences for the individuals involved, including exposure to investigations by the SEC, criminal and civil prosecution, disgorgement of any profits realized or losses avoided through use of the nonpublic information, civil penalties of up to $1 million or three times such profits or losses, whichever is greater, exposure to additional liability in private actions, and incarceration.

     Violations of the Firm’s insider trading policies and procedures will be regarded with the utmost seriousness and will constitute grounds for immediate dismissal.

Trading on Material Nonpublic Information

     No employee of the investment adviser who is in possession of material nonpublic information about a company, or about the market for that company’s securities, is permitted to purchase or sell those securities until the information becomes public and the market has had time to react to it. Should you have any doubt regarding the propriety of a proposed securities transaction, you should seek advice from the Chief Compliance Officer, who has been designated by the Firm to handle such matters.

Disclosure of Material Nonpublic Information

     No person associated with the Firm shall disclose material nonpublic information about a company or about the market for such that company’s securities: (a) to any person except to the extent necessary to carry out the legitimate business obligations of the investment adviser, or (b) in circumstances in which the information is likely to be used for unlawful trading.

Questions about the Firm’s Insider Trading Policy

     While compliance with the law and with a Firm’s policies and procedures described above is each individual’s responsibility, interpretive questions may arise, such as whether certain information is material or nonpublic, or whether trading restrictions should be applicable in a given situation. Any questions should immediately be addressed with the Chief Compliance Officer who has been designated by the Firm to respond to such questions.

Violations

     Violations of the Firm’s policies and procedures relative to prohibitions against insider trading will be regarded with the utmost seriousness and will constitute grounds for immediate dismissal.

A copy of Rule 204A is enclosed at Exhibit “C”.

     Should you have any doubt regarding the propriety of a proposed securities transaction, you should seek advice from the Chief Compliance Officer.

E. Personal Securities Transactions

     All Access Persons (see definition section below) must submit for the Firm’s review, a report of his/her personal securities transactions and securities holdings periodically, as provided and further explained herein. One purpose of the Rule is to provide the Firm with information on “scalping” (i.e., a practice whereby the owner of shares (e.g., an Access Person) of a security recommends that security for investment and then immediately sells it at a profit upon the rise in the market price which follows the recommendation), as well as potentially abusive “soft dollar” or brokerage practices. In addition, this requirement can help detect insider trading, “front-running” (i.e., personal trades executed prior to those of the Firm’s clients) and other potentially abusive practices.

Initial and Annual Holding Reports on Current Securities Holdings of Access Persons

     Each Access Person of the Firm must provide the Chief Compliance Officer or his/her designee with a written report of the Access Person’s current securities holdings within 10 days after the person becomes an Access Person, which information must be current as of a date no more than 45 days prior to the date the person becomes an Access Person. Additionally, each Access Person must provide the Chief Compliance Officer or his/her designee with a written report of the Access Person’s current securities holdings at least once each 12-month period thereafter on a date the Firm selects, and the information must be current as of a date no more than 45 days prior to the date the report was submitted; provided, however that at any time that the Firm has only one Access Person, he or she shall not be required to submit any securities report described above.

Each securities holdings report must provide, at a minimum, the following information:

(i)	the title and type of security, and as applicable the exchange ticker symbol or CUSIP number, number of shares, and principal amount of each reportable security (as defined below) in which the Access Person has any direct or indirect beneficial ownership (as defined below);
(ii)	the name of any broker, dealer or bank with which the Access Person maintains an account in which any securities are held for the Access Person’s direct or indirect benefit; and
(iii)	the date the Access Person submits the report.

Holdings Report: A copy of the Holdings Report form is included at Exhibit “O”. In the alternative, if the Access Person affirms, in writing, that all of his/her holdings are included on certain hard copy year-end or electronic statements which are provided or made available to the CCO, then the submission of the Holdings Report is not required. (See Account Status Verification form also included at Exhibit “O”.)

Transaction Reports

     Each Access Person must provide the Chief Compliance Officer or his/her designee with a written record of his/her personal securities transactions no later than thirty (30) days after the end of each calendar quarter, which report must cover all transactions (other than those pursuant to an “automatic investment plan” as defined in Rule 204A-1(e)(2)) during the quarter. The report must provide, at a minimum, the following information about each transaction (other than pursuant to an “automatic investment plan” as defined in Rule 204A-1(e)(2)) involving a reportable security (see definition section below) in which the Access Person had, or as a result of the transaction acquired, any direct or indirect “beneficial ownership”

(see definition section below):

(i) The date of the transaction, the title, and as applicable the exchange ticker symbol or CUSIP number, interest rate and maturity date, number of shares, and principal amount of each reportable security involved; (ii) The nature of the transaction (i.e., purchase, sale or any other type of acquisition or disposition); (iii) The price of the security at which the transaction was effected; (iv) The name of the broker, dealer or bank with or through which the transaction was effected; and (v) The date the Access Person submits the report.

     The security transaction reporting requirement may be satisfied by providing duplicate broker trade confirmations or account statements of all such transactions to the Firm no later than thirty (30) days after the end of each calendar quarter.

Alternative Reporting Methods

     In the alternative to the security transaction reporting requirement, the Firm may require: (1) all personal securities transactions for its Access Persons be executed with or through a broker-dealer/custodian of the Firm’s choosing; or, (2) its Access Persons to maintain all investment accounts with a broker-dealer/custodian of the Firm’s choosing, provided that the broker-dealer/custodian and/or Access Person complies with the submission of the broker trade confirmations or account statements to the Firm as referenced in the last paragraph. In addition, if the Firm is provided with ongoing electronic access to all required accounts, then the access person will be relived of his/her responsibility to provide statements to the Firm, provided that the access person affirms, in writing, that all of his /her accounts are maintained at such broker-dealer/custodian. (See Account Status Verification form also included at Exhibit “O”).

Exceptions

     The above holdings and transactions reporting requirements do not apply to transactions effected in any account over which a particular Access Person has no direct or indirect influence or control. In addition, the holdings and transactions reporting requirements do not apply to securities which are excluded from the definition of reportable security (see definition section below).

RESPONSIBILITY

     Marco Vega is responsible for monitoring our Firm’s policy regarding personal securities transactions and activities, practices, disclosures and recordkeeping.

PROCEDURE

     The CCO has the responsibility for the implementation and monitoring of our policy on personal securities transactions and activities, practices, disclosures and recordkeeping.

     CAM has adopted procedures to implement the Firm’s policy on personal securities transactions and reviews to monitor and insure the Firm’s policy is observed, implemented properly and amended or updated, as appropriate, which include the following:

  The CCO or his designee maintains a list of the Firm’s advisory representatives which is updated periodically.
  Employees are to identify any personal investment accounts and any accounts in which the employee has a beneficial interest, including any accounts for the immediate family and household members, upon hire, annually thereafter and upon opening or closing any account(s).
  The CCO, or his designee, maintains appropriate records of the Firm’s advisory representatives, and reports of personal securities transactions, among other things.
  The CCO will review all employees' reports of personal securities transactions for compliance with the Firm’s policies, including the Insider Trading Policy, regulatory requirements and the firm's fiduciary duty to its clients, among other things.
  Employees are required to arrange for their personal and related accounts to be sent by their brokerage firm/custodians to the CCO, or other designated officer.
  All personal transactions require pre-approval from the CCO or his designee.

Investment Policy and Procedures

     No Access Person of the Firm may effect for himself or herself or for his or her immediate family (i.e., spouse, minor children, and adults living in the same household as the officer, director, or employee, and trusts for which the employee serves as a trustee or in which the employee has a beneficial interest) (collectively “Covered Persons”) any transactions in a security which is being actively purchased or sold, or is being considered for purchase or sale, on behalf of any Firm clients, unless in accordance with the following Firm Procedures.

1. Firm Procedures

In order to implement the Firm’s Investment Policy, the following procedures have been put into place with respect to the Firm and its Covered Persons:

a.	If the adviser is purchasing or considering for purchase any exchange listed security on behalf of his/her client, the adviser may not transact in that security prior to the client purchase having been completed, or until a decision has been made not to purchase the security on behalf of the client; or and exception has been granted by the CCO and
b.	If the investment adviser is selling or considering the sale of any exchange listed security on behalf of his/her client, the adviser may not transact in that security prior to the client purchase having been completed, or until a decision has been made not to purchase the security on behalf of the client; or an exception has been granted by the CCO.
c.	No covered person may transact in a given security before 3:30 pm.
d.	Personal securities transaction require the pre-approval from the CCO or his designee prior to transacting.
2. Exceptions
a.	This Investment Policy has been established recognizing that some securities being considered for purchase and sale on behalf of the Firm’s clients trade in sufficiently broad markets to permit transactions to be completed without any appreciable impact on the markets of the securities. Exceptions may be made to the policies stated above per the authorization of the Chief Compliance Officer, who has been designated by the Firm to address any prospective exceptions.(See Pre-Clearance Form included at Exhibit “O”); and
b.	Open-end mutual funds and/or the investment subdivisions which may comprise a variable insurance product purchased or redeemed at a fixed net asset value price per share specific to the date of purchase or redemption. As such, transactions in open- end mutual funds and/or variable insurance products by Covered Persons are not likely to have an impact on the prices of the fund shares in which clients invest, and are therefore not prohibited by the Firm’s Investment Policy.

Restricted Securities (to the extent applicable)

     Certain of the Firm’s clients may be publicly traded companies (and/or senior executive officers and/or management of publicly traded companies), a current list of which publicly traded companies (to the extent applicable) shall be annexed hereto and made a part hereof as Schedule “A” (the “Restricted Securities”). In addition, Schedule “A” may also include the securities of public companies which the Firm is currently recommending or considering recommending to its clients. All securities listed on Schedule “A” shall be designated as the Restricted Securities. The purchase and/or sale of any of the Restricted Securities is prohibited unless expressly approved in advance by the Chief Compliance Officer. (See Pre-Clearance Form included at Exhibit “O”); Schedule “A” shall be updated and/or amended quarterly, and each person shall be required to acknowledge his/her ongoing compliance relative to the Restricted Securities on a quarterly basis. Failure to comply with this policy shall be cause for immediate dismissal from the Firm.

Pre-approval Required for IPO’s and Limited Offerings

     The acquisition of a beneficial ownership (see definition section below) interest in any security in an initial public offering (as defined in Rule 204A-1(e)(6)) or in a limited offering (as defined in Rule 204A-1(e)(7)) by an Access Person is prohibited unless expressly approved in advance by the Chief Compliance Officer. The Firm shall maintain a record of any decision, and the reasons supporting the decision, approving the acquisition of such securities by Access Persons for at least five years after the end of the fiscal year in which the approval is granted.

Retention of Certain Records

     A record of each securities holdings report and transaction report, including any duplicate broker trade confirmation or account statements provided by an Access Person (or his/her broker/dealer or custodian) in lieu of a securities transactions report, shall be maintained by the Firm for the time period required by the Act. In addition, a record of the names of persons who are currently, or within the past five years were, Access Persons of the Firm shall be maintained.

F. Definitions

“Access Persons” [either] means:

(i)	any of the Firm’s supervised persons (as defined below) who: (A) has access to nonpublic information regarding any Firm clients’ purchase or sale of securities, or nonpublic information regarding the portfolio holdings of any reportable fund (as defined under Rule 204A-1(e)(9)), or (B) is involved in making securities recommendations to Firm clients, or who has access to such recommendations that are nonpublic; or
(ii)	Since providing investment advice is the Firm’s primary business, all of the Firm’s directors, officers, members and/or partners.

“Beneficial ownership” means an Access Person having or sharing a direct or indirect pecuniary interest (i.e., the opportunity, directly or indirectly, to profit or share in any profit) in the reportable securities (or initial public offering or limited offering, as the case may be), directly or indirectly, through any contract, arrangement, understanding, relationship or otherwise.

“Material” information means any information about a company, or the market for its securities, that, if disclosed, is likely to affect the market price of the company’s securities or to be considered important by the reasonable investor in deciding whether to purchase or sell those securities. Examples of information about a company which should be presumed to be “material” include, but are not limited to, matters such as (a) dividend increases or decreases, (b) earnings estimates, (c) changes in previously released earnings estimates, (d) significant new products or discoveries, (e) developments regarding major litigation by or against the company, (f) liquidity or solvency problems, (g) significant merger or acquisition proposals, or (h) similar major events which would be viewed as having materially altered the information available to the public regarding the Firm or the market for any of its securities. The foregoing is not intended to be an exhaustive list.

“Nonpublic” information means information that has not been publicly disclosed. Information about a company is considered to be nonpublic information if it is received under circumstances which indicate that it is not yet in general circulation.

“Reportable fund” is any fund for which the registered investment adviser serves as an investment adviser or any fund whose investment adviser or principal underwriter controls the investment adviser, is controlled by the investment adviser, or is under common control with the investment adviser.

“Reportable security” means any security defined in Section 202(a)(18) of the Act (generally, all securities of every kind and nature), except that it does not include:

(i)	Direct obligations of the Government of the United States;
(ii)	Bankers’ acceptances, bank certificates of deposit, commercial paper and high quality short-term debt instruments, including repurchase agreements;

(iii)	Shares issued by money market funds;
(iv)	Shares issued by open-end funds other than reportable funds (as defined in Rule 204A-1(e)(9)); and
(v)	Shares issued by unit investment trusts that are invested exclusively in one or more open-end funds, none of which are reportable funds (as defined in Rule 204A- 1(e)(9)). This exception is aimed at variable insurance contracts that are funded by insurance company separate accounts organized as unit investment trusts. (Note: although not specifically excluded from the definition of reportable security, it is presumed the variable insurance products are included within this exception).

“Supervised person” means any partner, officer, director (or other person occupying a similar status or performing similar functions), or employee of the Firm, or other person who provides investment advice on behalf of the Firm and is subject to the supervision and control of the Firm.

G. Administration and Enforcement of Code:

     The Chief Compliance Officer shall be responsible for administering and enforcing this Code, a necessary part of which is supervising employees through the implementation process. Should any employee have any questions regarding the applicability of this Code, (s)he should address those questions with the Chief Compliance Officer. Pursuant to Section 203(e)(6) of the Act, the Firm and Chief Compliance Officer shall not be deemed to have failed to supervise any person if –

  there have been established procedures, and a system for applying such procedures, which would reasonably be expected to prevent and detect, insofar as practicable, any such violation by such other person, and the Chief Compliance Officer has reasonably discharged the duties and obligations incumbent upon that position by reason of such procedures and system without reasonable cause to believe that such procedures and system were not being complied with.

     While compliance with the law and with a Firm’s policies and procedures described above is each individual’s responsibility, interpretive questions may arise, such as whether certain information is material or nonpublic, or whether trading restrictions should be applicable in a given situation. All violations of this Code must be reported to the Chief Compliance Officer. Any questions should immediately be addressed with the Chief Compliance Officer who has been designated by the Firm to respond to such questions.

H. Recordkeeping

     In addition to the above, the Code of Ethics currently in effect, or that at any time in the past five years was in effect, must be maintained by the Firm. Additionally, a copy of the executed Annual Acknowledgment of the Policies and Procedures (an unexecuted copy of which is located on the last page of this document) of each person who is currently, or within the past five years was, a supervised person must be maintained by the Firm. Furthermore, the Firm is required to maintain a record of any violation of the Code of Ethics, and of any action taken as a result of the violation.

In addition, the Firm shall maintain the following books and records:

  Ongoing list of Access Persons.

  Access Person Acknowledgement Form memorializing receipt of this Code of Ethics.
  Holdings Reports or statements as discussed above.
  Quarterly Transaction Reports and/or confirmations and statements as discussed above.
  Record of any Chief Compliance Officer decision to approve an Access Persons’ personal security transaction and the underlying rationale supporting that decision.
  Records of Code of Ethics violations and any resulting remedial action, not including any “whistleblower” reports made by employees. .

I. Gifts and Entertainment

Receipt of Gifts

     It is the policy of the Firm to achieve a balance relative to the receipt/acceptance of gifts from clients or vendors with the avoidance of conflicts of interest or appearances of impropriety. As such, receipt of a holiday gift or expression of thanks from a client for a job well done is not prohibited, provided that the gift is not cash or a cash equivalent, which are prohibited by the Firm. However, all non-cash gifts from vendors, the estimated value of which clearly exceeds $200, should be reported to the Chief Compliance Officer. The above policy recognizes that the dollar value of attendance at certain functions (dinner, golf outing, sporting event) will exceed $200, and is not intended to be prohibited by this policy. However, attendance at such vendor sponsored events should be reported to the Chief Compliance Officer so that a determination can be made that it (they) is (are) neither excessive nor create(s) the potential for a conflict of interest. The Firm's Chief Compliance Officer may determine to maintain a Gifts Log (See Exhibit “P”).

     Gifts to Clients: Although the Firm does not prohibit gifts to clients, including a gesture of appreciation for referring a prospective new client, all Firm personnel must be mindful that such gifts should not be of a magnitude and/or frequency to potentially raise issues that the gift(s) rise to a level that the client is receiving non-cash compensation for acting as a solicitor. Solicitor arrangements are governed on both a SEC and state level. (See Solicitor discussion at Section XX herein.)

J. Political Contributions

     It is the policy of the Firm to avoid conflicts of interest or appearances of impropriety in connection with the provision of advisory services for compensation to any government client and to identify risk exposures for the Firm and its clients. (See discussion at Section XXXII herein.)

     A copy of the required Firm Holdings Report, Acknowledgements, Account Status Verification and Pre-Clearance forms, and Schedule “A” (to the extent applicable) are enclosed at Exhibit “O”. The CCO shall forward any revisions and/or additions to the Code of Ethics to all employees upon the adoption thereof.

A copy of Rule 204A-1 is enclosed at Exhibit “C”.

PLEASE NOTE: All Code of Ethics violations must be immediately reported to the CCO.